EQ Advisors Trust
                           1290 Avenue of the Americas
                               New York, NY 10104




August 16, 2002


VIA EDGAR
---------

U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

      Re:   EQ Advisors Trust
            Registration Statement on Form N-14 (File No. 333-96803)
            --------------------------------------------------------

Ladies and Gentlemen:

      On behalf of EQ Advisors Trust ("Trust"), I hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of the above-referenced Registration Statement on Form N-14 filed with the U.S. Securities and Exchange Commission on July 19, 2002. The Trust has determined not to proceed with the reorganization at this time. No securities have been issued in connection with the reorganization.

      If you have any questions regarding this matter, please do not hesitate to contact the undersigned at (212) 314-5329 or Arthur J. Brown, Esq. or Mark
C.  Amorosi,  Esq. of  Kirkpatrick & Lockhart  LLP,  counsel to the Trust,  at
(202) 778-9000.


                                    Sincerely,


                                    /s/ Patricia Louie

                                    Patricia Louie
                                    Vice President and Secretary




cc:   Arthur J. Brown, Esq.
      Mark C. Amorosi, Esq.
      Kirkpatrick & Lockhart LLP